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                             May 10, 2021

       Andrew Spaventa
       Chief Executive Officer
       Singular Genomics Systems, Inc.
       10931 N. Torrey Pines Road
       Suite #100
       La Jolla, CA 92037

                                                        Re: Singular Genomics
Systems, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 26,
2021
                                                            CIK No. 0001850906

       Dear Mr. Spaventa:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Intellectual Property
       Columbia University License Agreement , page 114

   1. We note your response to prior comment 13 and revised disclosure. Please revise to disclose whether the G4
Integrated Solution and the PX Integrated Solution are classified as Patent Products or
Other Products. To the extent that the G4 Integrated Solution and the
                                                        PX Integrated Solution
are covered by the license agreement, please revise the Prospectus
                                                        Summary to discuss the
license agreement and any associated risks.
 Andrew Spaventa
Singular Genomics Systems, Inc.
May 10, 2021
Page 2
      In addition, provisions providing the contracting party the right to terminate the agreement for failure to meet milestone events are material to investors, please expand your disclosures to describe the milestone events and the dates by which you are required to achieve them.
       You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Jeff Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameAndrew Spaventa
                                                            Division of
Corporation Finance
Comapany NameSingular Genomics Systems, Inc.
                                                            Office of Life
Sciences
May 10, 2021 Page 2
cc:       Ryan J. Gunderson
FirstName LastName